Long Version

Subject: Friends and Family Investment Round is accepting reservations for Invisible Foundry now!

Hi [NAME],

I have some great news — I am gauging interest in investing in our company Invisible Foundry using an investment platform Wefunder. We just started to accept reservations for our raise to increase our intellectual property to further license new partners.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family and friends, you are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Invisible Foundry Inc." Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to offer the opportunity to you first.

Our fundraising round is about more than just revenue and growing our customer base — we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an investor in our company.

I am really excited about the potential growth that Invisible Foundry has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Invisible Foundry's portfolio includes the seminal "Social Identity of Objects" patent, three other filed SIO patents, The SIO Trademark, trade secrets, and other enforceable intellectual property.

As we embark on expanding this portfolio, we have brought in an additional partner, John Cronin. The founder of IBM's Patent Factory, and the inventor of 1000 patents. John sees the potential to expand our portfolio to hundreds of patents as we invent the future of information technology, and he will be with us every step of the way. The only other company he has chosen to partner with is now raising at a $200 million valuation.

Long Version

Subject: Friends and Family Investment Round is accepting reservations for Invisible Foundry now!

Hi [NAME],

I have some great news — I am gauging interest in investing in our company Invisible Foundry using an investment platform Wefunder. We just started to accept reservations for our raise to increase our intellectual property to further license new partners.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family and friends, you are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Invisible Foundry Inc." Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to offer the opportunity to you first.

Our fundraising round is about more than just revenue and growing our customer base — we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an investor in our company.

I am really excited about the potential growth that Invisible Foundry has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Invisible Foundry's portfolio includes the seminal "Social Identity of Objects" patent, three other filed SIO patents, The SIO Trademark, trade secrets, and other enforceable intellectual property.

As we embark on expanding this portfolio, we have brought in an additional partner, John Cronin. The founder of IBM's Patent Factory, and the inventor of 1000 patents. John sees the potential to expand our portfolio to hundreds of patents as we invent the future of information technology, and he will be with us every step of the way. The only other company he has chosen to partner with is now raising at a $200 million valuation.

Long Version

Subject: Friends and Family Investment Round is accepting reservations for Invisible Foundry now!

Hi [NAME],

I have some great news — I am gauging interest in investing in our company Invisible Foundry using an investment platform Wefunder. We just started to accept reservations for our raise to increase our intellectual property to further license new partners.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family and friends, you are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Invisible Foundry Inc." Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to offer the opportunity to you first.

Our fundraising round is about more than just revenue and growing our customer base — we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an investor in our company.

I am really excited about the potential growth that Invisible Foundry has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Invisible Foundry's portfolio includes the seminal "Social Identity of Objects" patent, three other filed SIO patents, The SIO Trademark, trade secrets, and other enforceable intellectual property.

As we embark on expanding this portfolio, we have brought in an additional partner, John Cronin. The founder of IBM's Patent Factory, and the inventor of 1000 patents. John sees the potential to expand our portfolio to hundreds of patents as we invent the future of information technology, and he will be with us every step of the way. The only other company he has chosen to partner with is now raising at a $200 million valuation.

You can read more about Invisible Foundry, and the terms of the offering, watch a video of a discussion with John, and reserve a spot to be an investor here*: https://wefunder.com/invisiblefoundry

If you want to chat more about any of this, we're more than happy to do so! Feel free to ask us a question on our campaign page https://wefunder.com/invisiblefoundry..

Always the best,

Sender

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Medium Version

I have something you might be interested in. We started an investment campaign for our friends and family only, for our company Invisible Foundry Inc, using the investment platform Wefunder. We are now accepting **reservations only** for our raise to increase our intellectual property to further expand the business. I invite you to learn more by watching our tvideo about our team, including our newest member John who builds strategic IP portfolios. We are excited that under certain laws our friends and family can now easily invest so they can share in its success.

Invisible Foundry's portfolio includes the seminal "Social Identity of Objects" patent, three other filed SIO patents, The SIO Trademark, trade secrets, and other enforceable intellectual property.

Our campaign page https://wefunder.com/invisiblefoundry

Short Version

Hi,

We started an investment campaign to raise funds for our company Invisible Foundry for our family and friends only so they can invest as little or as much as they want. No requirement to be an accredited investor! You can find more information or show your potential interest go to https://wefunder.com/invisible.foundry

We started a private investment campaign to raise funds for our company Invisible Foundry for our family and friends only. You can invest as little or as much as you want. No requirement to be an accredited investor! You can find more information or show your potential interest go to the link below.

Always the best,

Sender

We started a private investment campaign to raise funds for our company Invisible Foundry for our family and friends only. You can invest as little or as much as you want. No requirement to be an accredited investor! You can find more information or show your potential interest by going to the links below. The campaign will close shortly after we raise over $50,000.

Always the best,

Sender
https://wefunder.com/invisible.foundry

Social Media Friends

I thought you might be interested in this.
https://wefunder.com/invisiblefoundry

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.